Mail Stop 6010   October 21, 2008

Alberto Dibella, Chief Executive Officer
Enviro Voraxial Technology, Inc.
821 NW 57th Place
Fort Lauderdale, FL 33309

> **Re: Enviro Voraxial Technology, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 4**
> **Filed October 6, 2008**
> **File No. 333-140929**

Dear Mr. DiBella:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Your second paragraph after the footnotes to the fee table refers to a transition period that has expired. Please revise your disclosure accordingly.

Consolidated Balance Sheets, page F-2

2.   Rule 8-02 of Regulation S-X requires the filing to include an audited balance sheet as of the end of each of the most recent two fiscal years. Please revise the filing to include the December 31, 2006 audited balance sheet. Accordingly, please have your independent auditors revise its report to opine on this December 31, 2006 balance sheet as well.

Consolidated Statements of Operations, page F-4

3.   Please refer to prior comment 3. We note that you continue to present "consulting services paid in stock in lieu of cash" on the face of your statement of operations. Please revise to disclose how it is allocated to other line items on the <u>face</u> of the statement of operations as previously requested.

Note H. Capital Transactions, page F-15

4.   Please refer to prior comment 6. We note in your response that you "reevaluated" the expected volatility estimate and determined 55% was a more indicative rate than the previous rate of 25%, and therefore recorded approximately $1,143,500 in expense. It does not appear any additional compensation expense was recorded and the financial statements were not restated. Please clarify and tell us where this expense was recorded.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions on the comments above, please call Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554. Please contact Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Brian Perlman, Esq.
        Via Facsimile (954) 462-4260